

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

<u>Via E-mail</u>
Mingzhuo Tan
Chief Executive Officer
China Growth Corporation
#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **Re:** **China Growth Corporation**
> **Amendment No. 1 to Form 8-K**
> **Filed February 28, 2011**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
> **File No. 000-52339**

Dear Mr. Tan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 8-K filed February 28, 2011</u>

<u>General</u>

1. Throughout your filing, you refer to an Information Statement to be mailed in December 2010. It does not appear that the Information Statement exists. Please advise, or revise your filing accordingly.

2.   We note your response to comment one in our letter dated February 4, 2011. As an exhibit to your filing, please provide an original copy and English translated copy of your mining licenses.

3.   We note your response to comment two in our letter dated February 4, 2011. Please provide additional disclosure regarding your processing facilities including the infrastructure at each location and a detailed description of your raw material thru finished product processing.

4.   We note you disclose a present value of your mining rights for each of your operations. Please tell us how you have determined the present value of your mining rights at each of your mines and the significance of this calculation.

5.   We note your response to comment three in our letter dated February 4, 2011.   In addition, we note you have provided your production capacity for each of your mines. Please disclose your actual production for each of your mines and the method you use to track the production tonnage from each of you mining operations.

6.   Please reconcile your annual limestone and bauxite production tonnage to your annual finished product production tonnage. Please clearly explain the flow of your raw materials from each mine to each segment or process within your manufacturing operations.

7.   We note your response to comment four in our letter dated February 4, 2011. Please revise your disclosure to include maps that are translated into English. Please ensure you provide an appropriate level of detail as described in our previous comment for each of your mines, processing facilities, and other properties.

8.   We note you disclose reserves for each of your mining operations. Only proven and probable reserves may be reported in filings with the Securities and Exchange Commission. If your reserve complies with the definition of a proven and probable reserve as defined by Section (A) of Industry Guide 7 please revise your document to so indicate.   If you do not have a proven or probable reserve, please modify your documents accordingly.

Please note a non-reserve deposit is a deposit which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected material(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. A non-reserve deposit should only be reported as an "in place" tonnage and grade, and should not be disclosed as units of product.

9. For each of your operations in which proven and probable reserves are disclosed, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7. The information requested includes, but is not limited to:

- property and geologic maps;

- description of your sampling and assaying procedures;

- drill-hole maps showing drill intercepts;

- representative geologic cross-sections and drill logs;

- description and examples of your cut-off calculation procedures;

- cutoff grades used for each category of your reserves and resources;

- justifications for the drill hole spacing used to classify and segregate proven and probable reserves;

- a detailed description of your procedures for estimating reserves;

- copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses; and

- a detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

10.   Please provide a reconciliation of the reserve tonnage from your technical reports to the reserve tonnage at the end of your most recent fiscal year. Please note that the reserve tonnage reported with the Commission should be updated annually at the end of each fiscal year.

Business, page 6

11.   We note your response to comment four in our letter dated January 18, 2011. Please revise to address the availability of the raw materials used by the company.

Industry and Market Overview, page 8

12.   We note your response to comment five in our letter dated January 18, 2011. If "The State of China's Environment: 2009" information is available on the Internet, please disclose the relevant Web address.

Development of New Technologies, page 9

13.   We note your response to comment 10 in our letter dated January 18, 2011, and your added disclosure. Please revise to describe the material terms of your agreement with Chongqing University.

Research and Development, page 10

14.   We note your response to comment 12 in our letter dated January 18, 2011, and your disclosure that "we have no expenses on research and development activities during each of the last two fiscal years." Clarify how the company had no research and development expenses while it performed the noted research and development activities. We also note your statement on page 13 that "we have spent substantial capital and more than one year developing high purity aluminate calcium production technology." Revise your disclosure as appropriate.

15.   Revise to move the sentence regarding the amount of expenses on research and development to the first paragraph in this section.

Risk Factors, page 28

16.   We note your new disclosure on page 14 indicating that you do not have any patents or trademarks to protect your manufacturing technology. We also note your disclosure on page 14 indicating that your management considers your manufacturing technologies and manufacturing design critical to your business. Please tell us why you believe a risk factor addressing this matter is unnecessary, or revise your filing accordingly.

17.   We note the background of your CFO, Patrick S.H. Chan provided in response to comment 21 in our letter dated January 18, 2011. Please provide the information

requested in comment 21(b), 21(d), and 21(e). Also further describe to us the CIMA and LCCI licenses that Mr. Chan holds and tell us where St. Andrew's University is located in the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Capital Resources, page 51

18.   We note your response to comment 29 in our letter dated January 18, 2011, that "we do not believe that we will require cay capital expenditures in 2011 to expand our production …." We also note that you indicate on page 45 that "during the next three years, we expect Guizhou Yufeng will increase its HAC powder production capability from 80,000 tons per year in 2010 to approximately 280,000 tons per year in 2013, and Shanxi Wealth will increase its HAC powder production capability from 170,000 tons in 2010 to 370,000 tons in 2013." Advise us in detail how you will increase your production by 2013 without incurring any capital expenditures in 2010. We may have further comment.

19.   We note in your response to comment 27 in our letter dated January 18, 2011 that the period-to-period variations in the exchange rate changes have no effect on your cash for each period. We further note the effect of exchange rate changes on cash and cash equivalents of $588,377 for the fiscal year ended December 31, 2008 and $497,664 for the nine months ended September 30, 2010 in your statements of cash flows for the respective periods. Please reconcile your response to the effects of exchange rate changes on cash and cash equivalents that are recorded in your statements of cash flows.   Also revise your disclosures to further explain what the effects of exchange rate changes on cash represent, and describe the causal factors for the period-to-period variations.

20.   We note in your response to comment 28 in our letter dated January 18, 2011 that you do not have a numeric estimate of the material impact the referenced events will have on our liquidity, capital resources or results of operation and that your future investment to expand your production will depend on the future market demand and your financing capacities. To the extent you reasonably expect the significant increase in your annual production capability, reformed factor, expanded workshops and harbors, modernized equipment to have a material impact on your liquidity, capital resources or results of operations, please revise to describe in general terms the impact these developments will have on your financial statements, so readers can ascertain how past performance is indicative of future performance.

Directors and Executive Officers, Promoters and Control Persons, page 54

21.   We note your response to comment 31 in our letter dated January 18, 2011, and we partially re-issue that comment because it appears that Mr. Rozelle is still on your board of directors. Please revise the biographical information for Mr. Rozelle to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Beneficial Ownership of Certain Beneficial Owners and Management, page 58

22.   We note that you have revise your prior footnote 6 to delete the information indicating that Christopher Efird is the managing partner of Access America Fund, LP nad has voting and dispositive control over the securities held by it. Please revise to include the deleted information in this section.

Promoters and Certain Control Persons, page 62

23.   We note your response to comment 35 in our letter dated January 18, 2011, and we re-issue that comment. Please provide us with a brief analysis explaining why you believe the information required by Item 404(c) of Regulation S-K is not required to be included in your filing. We note your Form 10 filed December 4, 2006, and we note that you were formed on September 27, 2006.

Item 3.02 Unregistered Sales of Equity Securities, page 68

24.   We note your disclosure that on December 15, 2010, you issued 31,123,391 ordinary shares (after giving effect to the Reverse Split) to Wealth Environmental Protection Shareholders, the sole shareholder of Wealth Environmental Protection, and that in exchange you received 7,000 ordinary shares of Wealth Environmental Protection. Please reconcile the 31,123,391 ordinary shares issued after giving effect to the Reverse Split to the pro forma financial information in Ex. 99.3, or revise as necessary. In this regard, it appears that you issued 17,500,000 ordinary shares after giving effect to the Reverse Split.

Wealth Environmental Protection Group, Inc., Consolidated Financial Statements for the years ended December 31, 2009 and 2008, Exhibit 99.1

Notes to Consolidated Financial Statements, page 9

Note (2) Summary of Significant Accounting Policies, page 10

Revenue Recognition, page 12

25.   We note your disclosure that value added taxes are collected at the time of sales and are detailed on invoices provided to customers. We further note on page 15 that your accounts receivable at December 31, 2009 and 2008 included value added taxes receivable of $86,500 and $92,000. Please reconcile these two disclosures for us or revise as necessary. In this regard, it is unclear to us why you would have value added taxes receivable if these taxes are collected at the time of sales.

Value-Added Tax ("VAT"), page 15

26.   We note your value added tax disclosure provided in response to comment 44 in our letter dated January 18, 2011. Please revise to also disclose the value added tax rate for your purchases of raw materials. Also confirm to us that you record value added taxes on an accrual basis and that the reconciliation to the liability balances at December 31, 2009 and 2008 are on an accrual basis.

Note (10) Segment Information, page 23

27.   Please disclose the types of products and services from which each reportable segment derives its revenues. Refer to ASC 280-10-50-21 and 280-10-55-47 for additional guidance.

Wealth Environmental Protection Group, Inc., Condensed Consolidated Financial Statements for the nine months ended September 30, 2010 and 2009, Exhibit 99.2

Notes to Condensed Consolidated Financial Statements, page 6

28.   We note your disclosure of the registered capital and statutory reserve at December 31, 2009 and 2008 in response to comment 41 in our letter dated January 18, 2011. Please revise to also include disclosure of your registered capital and statutory reserve at September 30, 2010 and 2009.

29.   We note your value added tax disclosures for the fiscal years ended December 31, 2009 and 2008 in response to comment 44 in our letter dated January 18, 2011. Please revise to also include value added tax disclosures for the nine months ended September 30, 2010 and 2009.

Ex. 99.3

Unaudited Proforma Condensed Combined Statement of Income (Loss) and
Comprehensive Income (Loss), page 6

30.   We note the $1,211,000 cost of recapitalization for the December 15, 2010
        issuance of 998,275 shares (700,000 post reverse split shares) to Mr. Karlson Ka
        Tsun PO, as compensation for the services he provided to you in connection with
        the Share Exchange and Private Placement. Please tell us how you determined
        the $1,211,000 value of the 700,000 post reverse split shares issued to Mr.
        Karlson Ka Tsun PO, including how you considered the other share transactions
        on that date.

31.   Please revise to also include the pro forma impact on the basic and diluted
        weighted average number of shares outstanding from the private placement
        transaction or tell us why you believe that such disclosure is not required.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Notes to Condensed Financial Statements, page 6

Note 4 – Notes Receivable, page 9

32.   We note in your response to comment 70 in our letter dated January 18, 2011 that
        you provided a copy of the two note receivable agreements as Exhibit 10.28.
        However, it appears that you did not provide the September 2010 note receivable
        agreement. Please also provide us with a copy of this agreement.

Note 5 – Notes Payable - Affiliate, page 9

33.   We note in your response to comment 71 in our letter dated January 18, 2011 that
        you provided the September 2010 agreement as Exhibit 10.30. However, it does
        not appear that your amendment included Exhibit 10.30. Please also provide us
        with a copy of this agreement.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director